SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 26, 2003

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-01520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code (916) 355-4000

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated June 26, 2003 in which GenCorp reported second quarter 2003 earnings of $10 million, or $0.21 per share, compared to $6 million, or $0.14 per share, for the second quarter 2002.	99.1

Item 9. Regulation FD Disclosure

In accordance with interim guidance issued by the Securities and Exchange Commission on March 27, 2003, in Release No. 33-8216, the information in this Current Report on Form 8-K including Exhibit 99.1 hereto which the Company intends to furnish under Item 12, is being furnished under Item 9.

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on June 26, 2003.

Exhibit 99.1 is a GenCorp Inc. press release dated June 26, 2003 in which GenCorp reported second quarter 2003 earnings of $10 million, or $0.21 per share, compared to $6 million, or $0.14 per share, for the second quarter 2002. Earnings for the first six months of 2003 were $13 million, or $0.30 per share compared with $9 million, or $0.21 per share last year. The earnings improvements reflect increased operating profits from the GDX Automotive and Fine Chemicals segments. Compared with the prior year, pre-tax income from employee retirement benefit plans was $9 million lower for the second quarter, and $19 million lower for the first six months.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ Margaret Hastings

Name: Margaret Hastings
Title: Assistant Secretary

Dated: June 26, 2003